SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1
(Rule 13e-4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) or 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

CUMULUS MEDIA INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
231082-10-8
(CUSIP Number of Class of Securities)
Lewis W. Dickey, Jr.
Chairman, President and Chief Executive Officer
3280 Peachtree Road, N.W., Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree Street, N.E., Suite 800
Atlanta, Georgia 30309
(404) 521-3939
Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee(**)

$560,677	$22.03

(*)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes that options to purchase 5,941,835 shares of Class A Common Stock of Cumulus Media Inc. having an aggregate value of $560,677 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model.

(**)	Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $39.30 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $22.03	Form or Registration No.: Schedule TO
Filing Party: Cumulus Media Inc.	Date Filed: December 1, 2008
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on December 1, 2008, by Cumulus Media Inc., a Delaware corporation (the “Company”). The Schedule TO relates to the offer (the “Offer”) by the Company to certain of its employees and non-employee directors (or a designated affiliate of one of the foregoing) to exchange their outstanding options to purchase the Company’s Class A Common Stock, par value $0.01 per share (“Class A Common Stock) that were granted on or after October 2, 2000 (“eligible options”) for a combination of restricted shares of our Class A Common Stock (“restricted shares”) and replacement options to purchase Class A Common Stock (“new options”). The Offer is being made upon the terms and subject to the conditions described in the offer to exchange dated December 1, 2008 (as modified by this Amendment No. 1, the “Offer to Exchange”) and the related letter of transmittal (the “Letter of Transmittal”).

Item 4.	Terms of the Transaction.
     (b)   Purchases.
     Item 4(b) of Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented by adding the following paragraph and table at the end thereof. Such information supercedes and replaces the information contained in the Offer to Exchange regarding the number of restricted shares and new options to be received by our executive officers and directors in the Offer.
     “Pursuant to the terms and conditions of the Offer, we are offering to exchange a maximum of 300,000 restricted shares and new options exercisable for an aggregate of 1,000,000 shares of our Class A Common Stock in exchange for all eligible options outstanding as of December 1, 2008, the date the Offer was commenced. In accordance with the preexisting terms of outstanding options, certain outstanding options were forfeited and cancelled prior to the commencement of the Offer, which resulted in a reallocation, on a pro rata basis among all holders of eligible options as of December 1, 2008, of the maximum number of restricted shares and new options that will be issued pursuant to the Offer. The Participant Statements disseminated to each holder of eligible options in connection with the materials related to the Offer set forth the correct information regarding eligible options and allocation of restricted shares and new options for the respective individual holder of eligible options as of December 1, 2008. Giving effect to such reallocation, the following table sets forth, as of December 1, 2008, for each of our executive officers and directors, their titles, the number of eligible options they currently hold, the percentage of all eligible options, and the number of restricted shares and new options they will receive should they participate in the Offer.

	# Eligible	% of Eligible	# of Restricted	# of New
Name	Options	Options	Shares	Options
Lewis. W. Dickey, Chairman, President and Chief Executive Officer	1,350,000	22.7	69,244	203,686
Martin R. Gausvik, Executive Vice President, Treasurer and Chief Financial Officer	1,050,000	17.7	53,856	167,705
Jon G. Pinch, Executive Vice President and Co-Chief Operating Officer	398,377	6.7	20,433	62,924
John W. Dickey, Executive Vice President and Co-Chief Operating Officer	1,150,000	19.4	58,985	185,539
Ralph B. Everett, Director	230,000	3.9	11,797	45,450
Holcombe T. Green, Jr., Director	200,000	3.4	10,258	38,930
Eric P. Robison, Director	234,905	4.0	12,049	47,067
Robert H. Sheridan, III, Director (1)	265,000	4.5	13,592	52,275

(1)	Includes eligible options to purchase 65,000 shares of Class A Common Stock held in the name of BA Capital Company, L.P. These grants were awarded in connection with BA Capital’s designation of Mr. Sheridan to serve on our board. Mr. Sheridan is a Senior Vice President and Managing Director of BA Capital and a Managing Director of Bank of America Capital Investors, one of the principal investment groups within Bank of America Corporation. He has an economic interest in the entity comprising the general partner of BA Capital. As BA Capital’s designee to our Board, Mr. Sheridan disclaims beneficial ownership of the options except to the extent of his pecuniary interest therein.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUMULUS MEDIA INC.
	By:	/s/ Martin R. Gausvik
		Name:	Martin R. Gausvik
Date: December 22, 2008		Title:	Executive Vice President, Treasurer and Chief Financial Officer

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